UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 19, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Acceleron Pharma Inc.

File No. 333-190417 - CF# 29908

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Acceleron Pharma Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 8, 2013.

Based on representations by Acceleron Pharma Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through July 3, 2016
Exhibit 10.7	through July 3, 2016
Exhibit 10.8	through July 3, 2016
Exhibit 10.9	through August 2, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary